EXHIBIT 12.1
ITC HOLDINGS
Computation of Ratios of Earnings to Fixed Charges
Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below:

	Year Ended December 31,
(In millions, except ratio of earnings to fixed charges)	2016	2015	2014	2013	2012
Earnings are defined:
Net income	$246	$242	$244	$233	$188
Add: Income tax provision	97	142	150	119	109
Add: Fixed charges	220	211	192	176	163
Less: Capitalized interest	9	7	5	8	7
Earnings as defined	$554	$588	$581	$520	$453

Fixed charges are defined:
Interest expense — net	$211	$204	$187	$168	$156
Add: Capitalized interest	9	7	5	8	7
Fixed charges as defined	$220	$211	$192	$176	$163
Ratio of earnings to fixed charges	2.52	2.79	3.03	2.95	2.78
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Our ratios of earnings to fixed charges were computed based on:

•	“earnings,” which consist of net income before income taxes and fixed charges, excluding capitalized interest; and

•	“fixed charges,” which consist of interest expense including capitalized interest.